# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nkarta, Inc., CIK 0001787400
CUSIP: 65487U108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1150 Veterans Boulevard, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 05/19/2026
Amends the filing with accession number 0001072613-20-000242
Filed by CIK 0001629794
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 15, L.P. (CIK 0001629794): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,568,781; sole dispositive power 0; shared dispositive power 3,568,781; aggregate amount beneficially owned 3,568,781 (4.9% of the class)
- NEA Partners 15, L.P. (CIK 0001640031): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,568,781; sole dispositive power 0; shared dispositive power 3,568,781; aggregate amount beneficially owned 3,568,781 (4.9% of the class)
- NEA 15 GP, LLC (CIK 0001640033): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,568,781; sole dispositive power 0; shared dispositive power 3,568,781; aggregate amount beneficially owned 3,568,781 (4.9% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,568,781; sole dispositive power 0; shared dispositive power 3,568,781; aggregate amount beneficially owned 3,568,781 (4.9% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,568,781; sole dispositive power 0; shared dispositive power 3,568,781; aggregate amount beneficially owned 3,568,781 (4.9% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,568,781; sole dispositive power 0; shared dispositive power 3,568,781; aggregate amount beneficially owned 3,568,781 (4.9% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,568,781; sole dispositive power 0; shared dispositive power 3,568,781; aggregate amount beneficially owned 3,568,781 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Nkarta, Inc.
Address of issuer's principal executive offices: 1150 Veterans Boulevard, South San Francisco, California (CA), 94080
Comment:
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 23, 2020 (the "Schedule 13D"), Amendment No. 1 thereto filed on May 5, 2022 ("Amendment No. 1"), and Amendment No. 2 thereto filed on March 28, 2024 ("Amendment No. 2") relating to the Common Stock of the Issuer.

Certain terms used but defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto).

This Amendment No. 3 is being filed to reflect the exit from reporting status by the Reporting Persons (as defined below) as a result of an increase in the number of Common Stock outstanding.

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 15, L.P. ("NEA 15"); NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15; NEA 15 GP, LLC ("NEA 15 LLC," and together with NEA Partners 15, the "Control Entities") which is the sole general partner of NEA Partners 15; Forest Baskett ("Baskett"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), and Scott D. Sandell ("Sandell") (together, the "Managers"). The Managers are the managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of NEA 15 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15. The principal business of each of the Managers is to manage the Control Entities and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NEA 15 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 15 and NEA Partners 15 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
NEA 15 acquired the NEA 15 Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 15 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 15 is the record owner of the NEA 15 Shares. As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares. As the sole general partner of NEA Partners 15, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares. As members of NEA 15 LLC, each of the Managers may be deemed to own beneficially the NEA 15 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 15 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 71,545,358 shares of Common Stock reported by the Issuer to be outstanding as of May 7, 2026 on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transaction in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock as of May 12, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 15, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/19/2026)
- New Enterprise Associates 15, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/19/2026)
- NEA Partners 15, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/19/2026)
- NEA Partners 15, L.P.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/19/2026)
- NEA 15 GP, LLC: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/19/2026)
- NEA 15 GP, LLC: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/19/2026)
- Forest Baskett: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Forest Baskett (05/19/2026)
- Anthony A. Florence, Jr.: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Anthony A. Florence Jr. (05/19/2026)
- Mohamad H. Makhzoumi: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Mohamad H. Makhzoumi (05/19/2026)
- Scott D. Sandell: /s/ Nicole Hatcher, Nicole Hatcher as attorney-in-fact for Scott D. Sandell (05/19/2026)
Comment: This Amendment No. 3 to Schedule 13D was executed by Nicole Hatcher on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.